# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Holley Inc., CIK 0001822928
CUSIP: 43538H103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1801 Russellville Road, Bowling Green, Kentucky (KY), 42101
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001398344-24-020641
Filed by CIK 0001021223

## Reporting persons
- Kayne Anderson Rudnick Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 2,397,604; shared voting power 5,953,256; sole dispositive power 2,569,304; shared dispositive power 5,953,256; aggregate amount beneficially owned 8,522,560 (7.11% of the class)
- Virtus Investment Advisers, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 5,950,791; sole dispositive power 0; shared dispositive power 5,950,791; aggregate amount beneficially owned 5,950,791 (4.97% of the class)
  Comment: FOOTNOTES - The amounts reported on this page are also included in the amounts reported by Kayne Anderson Rudnick Investment Management, LLC on this Schedule 13G.
- Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,745,070; sole dispositive power 0; shared dispositive power 5,745,070; aggregate amount beneficially owned 5,745,070 (4.8% of the class)
  Comment: FOOTNOTES - The amounts reported on this page are also included in the amounts reported by Virtus Investment Advisers, LLC on this Schedule 13G.

## Item 1. Issuer
Name of issuer: Holley Inc.
Address of issuer's principal executive offices: 1801 Russellville Road, Bowling Green, KY 42101

## Item 2. Person Filing
Name of person filing:
(1) Kayne Anderson Rudnick Investment Management, LLC
(2) Virtus Investment Advisers, LLC
(3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund
Address of principal business office or, if none, residence:
(1) Kayne Anderson Rudnick Investment Management, LLC: 2000 Avenue of the Stars, Suite 1110, Los Angeles, CA 90067
(2) Virtus Investment Advisers, LLC: One Financial Plaza, Hartford, CT 06103
(3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: 101 Munson Street, Greenfield, MA 01301
Citizenship:
(1) Kayne Anderson Rudnick Investment Management, LLC: A California Limited Liability Company
(2) Virtus Investment Advisers, LLC: Massachusetts
(3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
(1) Kayne Anderson Rudnick Investment Management, LLC: 8522560
(2) Virtus Investment Advisers, LLC: 5950791
(3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: 5745070
Percent of class:
(1) Kayne Anderson Rudnick Investment Management, LLC: 7.11%
(2) Virtus Investment Advisers, LLC: 4.97%
(3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: 4.80%
Sole power to vote or to direct the vote:
(1) Kayne Anderson Rudnick Investment Management, LLC: 2397604
(2) Virtus Investment Advisers, LLC: 0
(3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: 0
Shared power to vote or to direct the vote:
(1) Kayne Anderson Rudnick Investment Management, LLC: 5953256
(2) Virtus Investment Advisers, LLC: 5950791
(3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: 5745070
Sole power to dispose or to direct the disposition:
(1) Kayne Anderson Rudnick Investment Management, LLC: 2569304
(2) Virtus Investment Advisers, LLC: 0
(3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: 0
Shared power to dispose or to direct the disposition:
(1) Kayne Anderson Rudnick Investment Management, LLC: 5953256
(2) Virtus Investment Advisers, LLC: 5950791
(3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: 5745070

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With respect to securities owned by a registered investment company included in this filing, only the custodian for such investment company, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of such investment company participate proportionately in any dividends and distributions so paid.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: N/A

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: N/A

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: N/A

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kayne Anderson Rudnick Investment Management, LLC: /s/ Michael Shoemaker, Michael Shoemaker, Chief Compliance Officer (02/13/2025)
- Virtus Investment Advisers, LLC: /s/ Chetram Persaud, Chetram Persaud, Chief Compliance Officer (02/13/2025)
- Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: /s/ Daphne Chisolm, Daphne Chisolm, Vice President, Counsel and Assistant Secretary (02/13/2025)